February 28, 2014
Ms. Linda Cvrkel
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561

RE:    SEC Comment Letter dated February 20, 2014
The Walt Disney Company
Form 10-K for the fiscal year ended September 28, 2013
Filed November 20, 2013
File No. 1-11605

Dear Ms. Cvrkel:

By this letter, I am confirming our conversation with Claire Erlanger earlier today that the deadline for responding to the above referenced comment letter has been extended to March 21, 2014.

Sincerely,

/s/ Fred Cooke

Fred Cooke
Vice President Controllership
Corporate Reporting and Analysis

cc:    James A. Rasulo, Senior Executive Vice President and Chief Financial Officer
Brent A. Woodford, Senior Vice President, Planning and Control